December 22, 2020

FILED ON EDGAR:

Securities and Exchange Commission

Attn: Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:     Bio Essence Corp.

Amendment No. 6 to Form S-1

Filed November 25, 2020

File No. 333-232839

Dear Sir or Madam:

This letter is in response to your December 21, 2020 comment letter to Ms. Yin Yan, Chairman of the Board, Chief Executive Officer and President Bio Essence Corp. (the “Company”). The above-captioned firm has been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Ms. Yan in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Amendment No. 6 to Form S-1

Liquidity and Capital Resources, page 38

1. Please consider combining discussion of liquidity on pages 36 and 38 into a single section for clarity.

RESPONSE:

The Company has reviewed the identified disclosures and has combined the same as suggested by the Commission.

[Continued on Following Page]

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Directors, Executive Officers, Promoters and Control Persons, page 40

2. Please revise the discussion of Mr. Tuan Tran's business experience to provide clear disclosure regarding his experience during the last five years, including the companies at which he worked and the dates of employment at each company.

RESPONSE:

The Company has revised Mr. Tran’s disclosure to add the following summary:

Prior to joining the Company, Mr. Tran worked for a variety of pharmaceutical companies, focusing on operations and regulatory issues. From March 2019 through December 2019, Mr. Tran worked as the Chief Operating Officer of AMF Pharma, LLC based in Ontario, Canada. Mr. Tran’s duties included assuring state and federal laws were followed, obtaining organic certification for products, and overseeing quality systems. Prior to that, Mr. Tran worked as General Manager of Kkare Pharmaceutical, Inc. in Anaheim, California from August of 2016 through February of 2019. Mr. Tran oversaw the restructuring and management of the company to ensure compliance with the United States Food and Drug Administration’s regulations. While at Kkare, Mr. Tran also oversaw research and development issues, quality control, and human resources and operational issues. Between March 2014 and August 2016, Mr. Tran worked at SK Laboratories, Inc. performing similar duties as Director of Quality.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/ Devin W. Bone

Devin W. Bone, Esq.

DB/hn

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